As filed with the Securities and Exchange Commission August 15, 2005

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYNTHETIC BLOOD INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

New Jersey	8731	22-3067701
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3189 Airway Avenue, Building C, Costa Mesa, CA 92626

(714) 427-6363

(Address and telephone number of registrant’s principal offices)

Robert W. Nicora

3189 Airway Avenue, Building C, Costa Mesa, CA 92626

(714) 427-6363

(Name, address and telephone number of agent for service)

Copies to:

Mark E. Lehman, Esq.

Parsons Behle & Latimer

201 S. Main Street, Salt Lake City, UT 84111

Telephone (801) 532-1234/ Fax (801) 536-6111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.01 par value	13,453,812 shares (1)	$0.227	$3,054,016	$359.46
Common Stock $0.01 par value	8,409,803 shares (2)	$0.242	$2,035,172	$239.54
Common Stock $0.01 par value	46,250 shares (3)	$0.242	$11,193	$1.32
Total	21,909,865 shares		$5,100,381	$600.32

(1)	These shares are issuable upon conversion of convertible debentures and exercise of warrants held by the selling security holders. The amount registered also includes such additional shares as may hereafter be offered or issued resulting from anti-dilution provisions of the convertible debentures in accordance with Rule 416 under the Securities Act of 1933. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated a good faith estimate of the number of shares of our common stock that we believe will be issuable upon conversion of the convertible debenture to account for market fluctuations and anti-dilution and price protection adjustments. Should such adjustments result in our having insufficient shares registered to meet our contractual obligations, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares. The offering price and gross offering proceeds for these shares are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g) of Rule 457 under the Securities Act of 1933 based on the average of the closing bid and asked prices of our common stock on August 10, 2005 in the over-the-counter market, which was $0.227 and is higher than the conversion price for the convertible debentures.
(2)	These shares are issuable upon exercise of warrants held by the selling security holders. The amount registered also includes such additional shares as may hereafter be offered or issued resulting from anti-dilution provisions of the warrants in accordance with Rule 416 under the Securities Act of 1933. The offering price and gross offering proceeds for these shares are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g) of Rule 457 under the Securities Act of 1933 based on the exercise price of the warrants, which is higher than the average of the closing bid and asked prices of our common stock on August 10, 2005 in the over-the-counter market.
(3)	These shares are issuable on exercise of warrants held by a registered broker that participated in placing the convertible debentures and warrants with the selling security holders. The amount registered also includes such additional shares as may hereafter be offered or issued resulting from anti-dilution provisions of the convertible debentures in accordance with Rule 416 under the Securities Act of 1933. The offering price and gross offering proceeds for these shares are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g) of Rule 457 under the Securities Act of 1933 based on the exercise price of the warrants, which is higher than the average of the closing bid and asked prices of our common stock on August 10, 2005 in the over-the-counter market.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 15, 2005

Prospectus

SYNTHETIC BLOOD INTERNATIONAL, INC.

Up to 21,909,865 Common Shares

This prospectus relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 11 of this prospectus, or their transferees. The selling security holders may sell up to 21,909,866 shares of our common stock, including up to 13,453,813 shares of common stock underlying convertible debentures in the aggregate principal amount of $1,849,998 and up to 8,456,053 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.242 per share. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.22 of principal per share. The convertible debentures will be repaid in 33 equal monthly installments beginning November 11, 2005, and such payments may, at our election and subject to certain conditions, be made with our common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for the common stock over the five trading days prior to the payment date.

The selling security holders may sell common stock from time to time at the prevailing market price or in negotiated transactions. The selling security holders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

Synthetic Blood will receive the proceeds from exercise of the common stock purchase warrants, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “SYBD.” On August 10, 2005, the closing high bid price for our common stock was $0.22 per share.

A copy of our annual report on Form 10-K for the year ended April 30, 2005 is being delivered to you with this prospectus. The mailing address and telephone number of our executive office are:

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C

Costa Mesa, CA 92626

(714) 427-6363

See “ Risk Factors” beginning on page 2 for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement.” Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

SUMMARY

Our company

Synthetic Blood International, Inc. is a New Jersey corporation that, since 1990, has pursued the development of medical products based on perfluorocarbon technology. Since 1993 Synthetic Blood has also pursued development of a glucose biosensor implant.

Perfluorocarbons are biologically inert compounds containing carbon and fluorine. The chemical combination of perfluorocarbons allows them to readily absorb and give up oxygen. Further, these compounds do not mix with water and evaporate in air. These properties create opportunities for developing blood substitutes that act as oxygen carriers for human tissue and fluids that carry oxygen to the lungs for remedial uses.

Synthetic Blood developed Oxycyte™ as a synthetic blood substitute. We received approval of our Investigational New Drug application filed with the U.S. Food and Drug Administration (FDA) and began Phase I clinical studies in October 2003, which were completed in December 2003. The results of the Phase I study were consistent with results obtained from preclinical animal studies. We are proceeding with Phase II clinical studies now. Phase II clinical trials are expected to continue through the end of 2006.

Five clinical sites have received local Institutional Review Board (IRB) approval to participate in the first Phase II trial with Oxycyte. In this first Phase II trial we are evaluating both efficacy and safety in the prevention of tissue hypoxia (the effects of reduced oxygen levels) in hip surgery patients who experience mild to moderate blood loss during surgery. While blood transfusions are typically not given during such procedures, blood loss may result in postoperative complications caused by tissue hypoxia. We are now actively screening and enrolling patients for this trial, and plan to enroll 60 patients. One-half of these patients will be treated with Oxycyte and the others will serve as a control group. We expect to complete this study and report our findings by the beginning of 2006.

Fluorovent™ is an oxygen exchange fluid for facilitating the treatment of lung conditions, which is currently under development. We have not filed any applications on this product with the FDA. Since all of our resources are currently devoted to development and testing of Oxycyte, further development of Fluorovent is currently on hold until additional financing becomes available.

Our biosensor product uses an enzyme process for measuring the glucose level in the blood stream. It is a subcutaneous implant programmed to measure the glucose level and transmit the results to a hand held receiver. Since all of our resources are currently devoted to development and testing of Oxycyte, further development of this product is on hold and we do not expect we will file any applications with the FDA until additional financing becomes available.

Synthetic Blood’s offices are located at 3189 Airway Avenue, Building C, Costa Mesa, CA 92626. The telephone number is (714) 427-6363.

The offering

Maximum shares that may be offered by selling security holders	21,909,866

Proceeds to Synthetic Blood assuming the common stock purchase warrants covering shares that may be offered by selling security holders are exercised	$2,046,365

Use of proceeds from exercise of warrants	Proceeds will be used for working capital

We previously filed two registration statements to register shares for other selling stockholders. We registered a total of 46,187,471 shares, including 2,266,666 shares underlying warrants exercisable at a price of $0.47 per share that expire May 31, 2009, and 9,437,500 shares underlying warrants exercisable at a price of $0.275 per share, of which 9,000,000 warrants expire December 31, 2007 and 437,500 warrants expire September 30, 2007.

Synthetic Blood may issue up to 23,806,629 additional common shares on exercise of outstanding warrants, options, and other purchase rights. These additional shares are not registered under the Securities Act of 1933 for sale in the public market.

RISK FACTORS

An investment in Synthetic Blood involves a high degree of risk and our common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

RISKS RELATED TO OUR BUSINESS

We are currently a one product company, so our future depends on the success of that product.

We have limited financial resources, so at present we are using these resources solely on developing our Oxycyte blood substitute product. We have stopped development on Fluorovent, our oxygen carrying liquid, and our implantable glucose biosensor until additional financing is obtained. Consequently, we are focusing all our resources on advancing Oxycyte to the point it receives regulatory approval for one or more medical uses, and if this effort is unsuccessful we may not have resources to pursue development of our other products and our business would terminate. Furthermore, by delaying development of Fluorovent and our implantable glucose biosensor, these technologies may become obsolete by the time we have sufficient capital to resume development and testing of these products, so the funds expended on these products to date would be lost, as well as our opportunity to benefit if the products could be successfully developed.

We are required to conduct additional clinical trials in the future, which are expensive and time consuming, and the outcome of the trials is uncertain.

We completed Phase I clinical trials on Oxycyte in December 2003, and started Phase II clinical testing in the fourth quarter of 2004. If we are successful with our Phase II trials (of which there is no assurance) we will need to conduct further Phase III trials. All of these clinical trials and testing will be expensive and time-consuming and the timing of the FDA review process is uncertain. The FDA or we may in the future suspend clinical trials at any time if it is believed that the subjects participating in such trials are being exposed to unacceptable health risks. We cannot ensure that we will be able to complete our clinical trials successfully or obtain FDA approval of Oxycyte, or that FDA approval, if obtained, will not include limitations on the indicated uses for which Oxycyte may be marketed. Our business, financial condition and results of operations are critically dependent on receiving FDA approval of Oxycyte. A significant delay in our planned clinical trials or a failure to achieve FDA approval would have a material adverse effect on us and could result in the cessation of our business.

Our activities are and will continue to be subject to extensive government regulation, which is expensive and time consuming, and we won’t be able to sell our product without regulatory approval.

Our research, development, testing, manufacturing, marketing and distribution of Oxycyte are, and will continue to be, subject to extensive regulation, monitoring and approval by the FDA. There are significant risks at each stage of the regulatory scheme.

Product approval stage

During the product approval stage we attempt to prove the safety and efficacy of our product for its indicated uses. There are numerous problems that could arise during this stage, including:

•	The data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent FDA regulatory approval.

•	The lack of established criteria for evaluating the effectiveness of blood substitute products could delay or prevent FDA regulatory approval.

•	At any time the FDA could change policies and regulations that could result in delay and perhaps rejection of our product.

•	Even after extensive clinical trials, there is no assurance regulatory approval will ever be obtained for Oxycyte.

Commercialization approval stage

We will be required to file a Biologics License Application, or BLA, with the FDA in order to obtain regulatory approval for the commercial production and sale of Oxycyte in the United States. Under FDA guidelines, the FDA may comment upon the acceptability of a BLA following its submission. After a BLA is submitted there is an initial review by the FDA to be sure that all of the required elements are included in the submission. There can be no assurance that the submission will be accepted for filing or that the FDA may not issue a refusal to file, or RTF. If an RTF is issued, there is opportunity for dialogue between the sponsor and the FDA in an effort to resolve all concerns. There can be no assurance that such a dialogue will be successful in leading to the filing of the BLA. If the submission is filed, there can be no assurance that the full review will result in product approval.

Post-commercialization stage

Discovery of previously unknown problems with Oxycyte or unanticipated problems with our manufacturing arrangements, even after FDA approval of Oxycyte for commercial sale, may result in the imposition of significant restrictions, including withdrawal of Oxycyte from the market.

Additional laws and regulations may also be enacted which could prevent or delay regulatory approval of Oxycyte, including laws or regulations relating to the price or cost-effectiveness of medical products. Any delay or failure to achieve regulatory approval of commercial sales of Oxycyte is likely to have a material adverse effect on our financial condition.

The FDA continues to review products even after they receive agency approval. If and when the FDA approves Oxycyte, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Oxycyte. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information. The FDA could also require us to conduct additional, and potentially expensive, studies in areas outside our approved indicated uses.

We are a development stage company without revenues or profits.

Synthetic Blood began research and development activities in 1990 and is a development stage company. We have been engaged for the past 13 years in the development and testing of Oxycyte, Fluorovent, and our glucose biosensor. No revenues have been generated to date from commercial sales of any of our products. Our revenues to date have consisted solely of interest earned on funds held until applied in the development of our products. At April 30, 2005 our accumulated deficit during the development stage is $23,622,731. We will require substantial amounts of outside financing to fund future testing and development of our products. We cannot ensure that our clinical testing will be successful, that regulatory approval of Oxycyte or any of our other products will be obtained, that Oxycyte or any of our other products can be manufactured at an acceptable cost and in appropriate quantities, or that there will be a viable market for any of our products. The foregoing factors raise substantial doubt about our ability to continue as a going concern.

We will need to raise additional capital to continue our business.

We will need to raise substantial amounts of additional capital to complete the clinical testing of Oxycyte and, if approved for commercial use, establish commercial production of Oxycyte. In addition, we will require funding to pursue development of Fluorovent and our glucose biosensor, and to cover our ongoing administrative and corporate obligations. Our future capital requirements will depend on many factors, including the scope and results of our clinical trials, the timing and outcome of regulatory reviews, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity, and the establishment of collaborative relationships. We cannot ensure that this additional funding will be available or, if it is available, that it can be obtained on terms and conditions we find acceptable. As a result of these circumstances our independent accountants have, and are likely in the future to, include an explanatory paragraph in their audit opinions based on uncertainty regarding our ability to continue as a going concern. An audit opinion of this type may interfere with our ability to issue our securities to the public or in private transactions. Any additional funding derived from the sale of equity securities may result in significant dilution to our existing stockholders.

Presently we are focusing on developing Oxycyte, which is subject to a high level of technological risk.

We completed Phase I clinical trials on Oxycyte in December 2003, and we expect we will devote a substantial portion of our financial and managerial resources to pursuing Phase II and Phase III clinical trials on this product over the next three years. As our other products are not as far along in the development and approval process as Oxycyte, our opportunity to generate product revenues within the next four to five years is most likely dependent on successful testing and commercialization of Oxycyte for surgical and similar acute blood replacement applications. The biomedical field has undergone rapid and significant technological changes. Technological developments may result in Oxycyte becoming obsolete or non-competitive before we are able to recover any portion of the research and development and other expenses we have incurred to develop and clinically test Oxycyte. Any such occurrence would have a material adverse effect on our operations and could result in the cessation of our business.

We are not certain that we will be able to manufacture Oxycyte commercially.

Commercial-scale manufacturing of Oxycyte will require development of a manufacturing capability that is significantly larger than the capacity currently in place to produce Oxycyte for our clinical trials. We do not intend to build our own production facility, but instead will rely on third party manufacturers to produce our product. We have not established any arrangement for commercial production of Oxycyte with any manufacturer, and there can be no assurance that we will be able to establish such an arrangement on terms acceptable to us. Moreover, in order to seek FDA approval of the sale of Oxycyte produced at a third party manufacturing facility, we may be required to conduct a portion of our clinical trials with product manufactured at that facility. Accordingly, a delay in achieving scale-up of commercial manufacturing capabilities when needed will have a material adverse effect on sales of Oxycyte. Additionally, the manufacture of Oxycyte will be subject to extensive government regulation. Among the conditions for marketing approval is that our quality control and manufacturing procedures conform to the FDA’s good manufacturing practice regulations. We cannot ensure that we will be able to obtain the necessary regulatory clearances or approvals to manufacture Oxycyte on a timely basis or at all.

There are significant competitors developing similar products.

If approved for commercial sale, Oxycyte will compete directly with established therapies for acute blood loss and may compete with other technologies currently under development. We cannot ensure that Oxycyte will have advantages, which will be significant enough to cause medical professionals to adopt it rather than continue to use established therapies or to adopt other new technologies or products. We also cannot ensure that the cost of Oxycyte will be competitive with the cost of established therapies or other new technologies or products. The development of blood substitute products is a rapidly evolving field. As there is currently no blood substitute product on the market, competition to develop an efficacious and accepted product is intense. Several companies have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that will compete with Oxycyte. Certain of these companies are pursuing different approaches or means of accomplishing the therapeutic effects sought to be achieved through the use of Oxycyte.

These companies and others have substantially greater financial resources, larger research and development staffs, more extensive facilities and more experience than Synthetic Blood in testing, manufacturing, marketing and distributing medical products. We cannot ensure that one or more other companies will not succeed in developing technologies or products that will become available for commercial use prior to Oxycyte, which could be more effective or less costly than Oxycyte or would render Oxycyte obsolete or non-competitive.

We do not have experience in the sale and marketing of medical products.

We have no experience in the sale or marketing of medical products. We have not decided upon a marketing strategy. We do not know of any third party that is prepared to distribute Oxycyte should it be approved. If we decide to establish our own marketing capability, we will need to recruit, train and retain a marketing staff and sales force with sufficient technical expertise. We do not know whether we can establish a marketing program at a cost that is acceptable in relation to revenue or whether we can be successful in marketing our product. Failure to successfully market Oxycyte or to do so on a cost effective basis would likely result in failure of our business.

We have a history of losses and our future profitability is uncertain.

During fiscal year ended April 30, 2005, we incurred a net loss of $2.7 million, and we incurred net losses of $2.2 million in fiscal year 2004 and $2.2 million in fiscal year 2003. We will not generate operating revenue unless and until one of our products is approved for commercial sale and sales activity begins. We will require substantial additional funds to complete clinical trials, pursue regulatory approval for our products, establish commercial scale manufacturing capabilities, and establish marketing, sales, and administrative capabilities. Expenditures for these purposes will result in substantial losses for at least the next several years. The expense and the time required to realize any product revenues or profitability are highly uncertain. We cannot ensure that we will be able to achieve product revenues or profitability on a sustained basis, or at all, and we may be unable to ever establish Synthetic Blood as a going concern.

The market may not accept our product.

Human blood collection, distribution, and medical application are well established and accepted. Competitors may develop new technologies or products, which are effective, competitively priced, and accepted for various medical uses. We cannot ensure that the efficacy and pricing of Oxycyte, considered in relation to Oxycyte’s expected benefits, will be perceived by health care providers and third party payers as cost-effective, or that the price of Oxycyte will be competitive with transfused blood or with other new technologies or products. Our results of operations may be adversely affected if the price of Oxycyte is not considered cost-effective or if Oxycyte does not otherwise achieve market acceptance.

Our patents and other proprietary rights may not protect our technology.

Our ability to compete effectively with other companies will depend, in part, on our ability to protect and maintain the proprietary nature of our technology. We cannot be certain as to the degree of protection offered by our patents or as to the likelihood that additional patents in the United States and certain other countries will be issued based upon pending patent applications. Patent applications in the United States are maintained in secrecy until patents are issued. We cannot be certain that we were the first creator of the inventions covered by our patents or pending patent applications or that we were the first to file patent applications for our inventions. The high costs of enforcing patent and other proprietary rights may also limit the degree of protection afforded to us. We also rely on unpatented proprietary technology, and we cannot ensure that others may not independently develop the same or similar technology or otherwise obtain access to our proprietary technology. We cannot ensure that our patents or other proprietary rights will be determined to be valid or enforceable if challenged in court or administrative proceedings or that we will not become involved in disputes with respect to the patents or proprietary rights of third parties. An adverse outcome from these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to stop using this technology, any of which would result in a material adverse effect on our results of operations.

Our viability will be affected if we incur product liability claims in excess of our insurance coverage.

The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage for our clinical trials in the total amount of $3 million. However, our profitability will be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

We depend on the services of a limited number of key personnel.

Our success is highly dependent on the continued services of a limited number of skilled managers and scientists. The loss of any of these individuals could have a material adverse effect on us. In addition, our success will depend, among other factors, on the recruitment and retention of additional highly skilled and experienced management and technical personnel. We cannot ensure that we will be able to retain existing employees or to attract and retain additional skilled personnel on acceptable terms given the competition for such personnel among numerous large and well-funded pharmaceutical and health care companies, universities, and non-profit research institutions.

Health care reform and controls on health care spending may limit the price we can charge for Oxycyte and the amount we can sell.

The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our product. Assuming we succeed in bringing Oxycyte to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Oxycyte in large quantities at profitable pricing.

Uncertainty of third-party reimbursement could affect our future profitability.

Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Oxycyte, or permit us to sell our product at high enough prices to generate a profit.

Risks related to ownership of our stock

Our stock price could be volatile and your investment could suffer a decline in value.

The market price of our common stock has fluctuated significantly in response to a number of factors, many of which are beyond our control, including:

•	Regulatory developments relating to our Oxycyte blood substitute product;

•	Announcements by us relating to the results of our clinical trials of Oxycyte;

•	Developments relating to our efforts to obtain additional financing to fund our operations;

•	Announcements by us regarding transactions with potential strategic partners;

•	Announcements relating to blood substitute products being developed by our competitors;

•	Changes in industry trends or conditions;

•	Our issuance of additional debt or equity securities; and

•	Sales of significant amounts of our common stock or other securities in the market.

In addition, the stock market in general, and the over-the-counter market and the biotechnology industry market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of other public companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our company specific results. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of our management’s attention and resources.

There are a large number of shares that may be sold in the future in the public market, which may depress the market price of our common stock.

The authorized capital stock of the Company consists of an aggregate of 200 million shares of common stock, of which 128,159,918 shares are issued and outstanding and approximately 57.4 million shares are reserved for issuance upon conversion or exercise of issued and outstanding debentures, options, and warrants. Of the reserved shares approximately 33.6 million are shares that are, or will be, registered for resale in the public market under the Securities Act of 1933 and are issuable on conversion or exercise of outstanding debentures and warrants. The substantial number of shares available now, and that may become available in the future, for sale in the public market could cause the market price of our common stock to decline or have a depressive effect on the market price.

INFORMATION ABOUT SYNTHETIC BLOOD

We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information are filed electronically with the Securities and Exchange Commission (SEC). Copies of the reports and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

•	Read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or

•	Obtain a copy from the SEC upon payment of the fees prescribed by the SEC

We provide upon written request and free of charge copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to these reports, filed or furnished pursuant to Section 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus our annual report on Form 10-K for the fiscal year ended April 30, 2005 filed with the SEC on August 15, 2005. A copy of that report is being provided to you with this prospectus.

In addition, we incorporate by reference our current reports on Form 8-K filed with the SEC on July 11, 2005 and July 14, 2005. Upon a written or oral request, we will provide to you free of charge a copy of any or all of such reports that were not delivered with this prospectus. You should direct any requests for documents to:

Joan Mahan, Assistant Secretary

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C

Costa Mesa, CA 92626

(714) 427-6363

SELLING SECURITY HOLDERS

The following tables set forth as of August 10, 2005 the name of each of the selling security holders, the number of shares of common stock that each selling security holder owns or may acquire through conversion of convertible debentures and exercise of warrants, the number of shares of common stock owned or may be acquired through conversion of convertible debentures and exercise of warrants by each selling security holder that may be offered for sale from time to time under this prospectus, and the percent of our outstanding common stock each selling security holder will continue to hold assuming the sale of all the common stock offered.

Synthetic Blood is registering 21,909,866 shares of common stock, par value of $0.01 per share, on behalf of the selling security holders. On July 13, 2005, we closed on a financing transaction with three private investors. In the transaction, we issued to the investors convertible debentures in the principal amount of $1,849,998 payable in 33 equal monthly installments starting November 11, 2005. Proceeds to Synthetic Blood after the 10 percent original issue discount, commissions, and the investors’ professional fees was approximately $1,145,500.

The principal amount of the convertible debentures is convertible to our common stock at any time at the election of the holders at a rate of one common share for each $0.22 of principal. We may, at our option and subject to certain conditions, make monthly payments on the convertible debentures in common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for the common stock over the five trading days prior to the payment date. We also issued to the investors warrants to purchase up to 8,409,083 of shares of common stock exercisable during a term of three years at an exercise price of $0.242 per share. HPC Capital Management Corporation assisted with placement of the financing and received a cash commission of $129,500 and warrants to purchase 46,250 shares of common stock that are identical to the warrants issued to the investors. We agreed to register the shares of common stock underlying the convertible debentures and warrants for resale under the Securities Act of 1933.

Selling Security Holders	Number Of Shares Owned	Number of Shares Offered (1)	Percentage Owned After Offering
Palisades Master Fund LP (2)	10,129,860	10,129,860	-0-
Crescent International Ltd. (3)	4,727,268	4,727,268	-0-
Bristol Investment Fund, Ltd. (4)	7,006,487	7,006,487	-0-
HPC Capital Management Corporation	46,250	46,250	-0-

(1)	Synthetic Blood may make monthly payments on the convertible debentures with stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date. This figure includes the number of shares of common stock issuable on exercise of common stock purchase warrants held by each selling security holder and our good faith estimate of the number of shares of our common stock that we believe may be issued under the convertible debentures.
(2)	Paul T. Mannion and Andy Reckles in their capacity as members of PEF Advisors, LLC, the general partner of Palisades Master Fund, LP, share voting and investment power over the shares listed. Messrs. Mannion and Reckles disclaim beneficial ownership of such shares.
(3)	Mel Craw and Maxi Brezzi, in their capacity as managers of Green light (Switzerland SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd.. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.
(4)	Bristol Capital Advisors, LLC is the investment advisor to Bristol Investment Fund, Ltd. Mr. Paul Kessler is manager of Bristol Capital Advisors and, as such, has voting and investment control over the securities held by Bristol Investment Fund. Mr. Kessler disclaims any beneficial ownership of such securities.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each selling security holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

Synthetic Blood is required to pay certain fees and expenses incurred by it incident to the registration of the shares. Synthetic Blood also agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of such Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings, or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 or any other rule of similar effect adopted under the Securities Act of 1933. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 200,000,000 shares of common stock with a par value of $0.01, and 10,000,000 shares of preferred stock with no par value. As of the date of this prospectus, there are 128,159,918 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Common stock

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available there for. The outstanding common stock is validly issued, fully paid and non-assessable.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Preferred stock

Our board of directors is authorized, without further action by our stockholders, to issue preferred stock from time to time in one or more series and to fix, as to any such series, the voting rights applicable to such series and such other designations, preferences and special rights as the board of directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. The availability of preferred stock, while providing desirable flexibility in connection with possible financings and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Synthetic Blood not approved by the board of directors. Synthetic Blood has no present plans for issuing any shares of preferred stock.

Convertible debentures and warrants

On July 13, 2005, Synthetic Blood sold to three private investors convertible debentures in the principal amount of $1,849,998 payable in 33 equal monthly installments starting November 11, 2005, and warrants to purchase up to 8,409,083 of shares of common stock exercisable during a term of three years at an exercise price of $0.242 per share. Proceeds to Synthetic Blood after the 10 percent original issue discount, commissions, and the investors’ professional fees was approximately $1,145,500. Identical warrants to purchase an additional 46,250 shares were issued to a broker-dealer that participated in the transaction.

The principal amount of the convertible debentures is convertible to our common stock at any time at the election of the holders at a rate of one common share for each $0.22 of principal. If there is a default under the convertible debentures, the default repayment amount is 130% of the principal amount of the convertible debentures. We may, at our option and subject to certain conditions, make monthly payments on the convertible debentures in common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date. We are entitled to call the convertible debentures for conversion to common stock and call the warrants for cancellation on the 30th trading day, if the shares underlying the convertible debentures and warrants are registered for resale and the market price for our common stock is 250% of the conversion or exercise price over a period of 20 consecutive trading days prior to the date notice of conversion or cancellation is given. By contract the parties are prohibited from converting the debentures or exercising the warrants if, as a result, an investor would hold more than 4.99 percent of the common stock of Synthetic Blood then outstanding.

If we sell or issue shares of common stock below the fixed conversion price of the debentures or exercise price of the warrants, the conversion price and exercise price will be reduced to that lower price. The conversion price of the convertible debentures and exercise price of the warrants may be adjusted on the occurrence of other events, such as a stock dividend, combination or other capital adjustment in the outstanding shares of common stock, or other recapitalization or reorganization involving Synthetic Blood.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the convertible debentures and exercise of the warrants. If the registration statement is not filed by August 27, 2005, or declared effective within 75 days thereafter, or if the registration is suspended other than as permitted in the registration rights agreement between us and the investors, we are obligated to pay the investors certain fees and the obligations may be deemed to be in default.

The investors in the convertible debentures and warrants have a right to participate in future financings by Synthetic Blood during the one-year period following the effective date of the registration statement covering the common shares issuable under the convertible debentures and warrants. The investors may participate in up to 50% of any such financing on the same terms as other participants in the financing.

Other Warrants and Options

Synthetic Blood has outstanding warrants to purchase

•	6,000,000 shares of common stock at an exercise price of $0.20 per share that expire September 30, 2007;

•	5,500,000 shares of common stock at an exercise price of $0.40 per share that expire December 3, 2006;

•	2,266,666 shares of common stock at an exercise price of $0.47 per share that expire May 31, 2009, and may be called for cancellation without payment to the holders if the shares underlying the warrants are registered for resale and the market price for our common stock is twice the exercise price; of the warrants over a period of ten consecutive trading days;

•	9,437,500 shares of common stock at an exercise price of $0.275 per share, of which 9,000,000 expire December 31, 2007 and 437,500 expire September 30, 2007, and all of which may be called for cancellation without payment to the holders if the shares underlying the warrants are registered for resale and the market price for our common stock is twice the exercise price; of the warrants over a period of ten consecutive trading days;

•	4,000,000 shares of common stock at an exercise price of $0.20 per share that expire September 4, 2005;

•	2,000,000 shares of common stock at an exercise price of $0.20 per share that expire December 3, 2005; and

•	141,629 shares of common stock issued to three consultants, of which 80,000 are exercisable at a price of $0.15 per share and expire October 13, 2009, 41,629 are exercisable at a price of $0.01 per share and expire on various dates between December 2005 and December 2008, and 20,000 are exercisable at a price of $0.195 per share and expire September 17, 2005.

We also have outstanding options to purchase 6,165,000 shares of our common stock that have been issued from time to time to officers, directors, employees, and consultants as compensation for their services. The options expire on various dates between February 2008 and February 2015, and have exercise prices that range between $0.12 and $0.80 per share.

Limitation on directors’ liabilities

The bylaws of Synthetic Blood provide that it shall indemnify its directors and officers against any liability resulting from any of their actions alleged to have occurred or omitted in their capacities as directors and officers except for liability arising out of their negligence or willful misconduct. The bylaws go on to provide that this indemnification is in addition to any other rights of indemnification that the directors or officers may be entitled by law or otherwise.

The New Jersey Business Corporation Act provides that, in discharging their duties, directors and members of any committee designated by the board shall not be liable if, acting in good faith, they rely: (a) upon the opinion of counsel for the corporation; (b) upon written reports setting forth financial data concerning the corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants; (c) upon financial statements, books of account or reports of the corporation represented to them to be correct by the president, the officer of the corporation having charge of its books of account, or the person presiding at a meeting of the board; or (d) upon written reports of committees of the board.

The New Jersey Business Corporation Act also provides that a corporation may indemnify its directors and officers against expenses and liabilities in connection with any proceeding involving them by reason of their serving as directors or officers. When the proceeding is not by or in the right of the corporation, directors and officers may be indemnified if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, they had no reasonable cause to believe the conduct was unlawful. If the proceeding is brought by or in the right of the corporation to procure a judgment in its favor, directors and officers may be indemnified if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Under New Jersey law the corporation shall indemnify directors and officers against expenses of any proceeding to the extent that they are successful on the merits or otherwise, and such expenses may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking to repay advancements if it is determined that they are not entitled to be indemnified.

Penny stock rules

It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

•	Is not listed on a national securities exchange or Nasdaq,

•	Is listed in “pink sheets” or on the NASD OTC Bulletin Board,

•	Has a price per share of less than $5.00 and

•	Is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

•	Determination of the purchaser’s investment suitability,

•	Delivery of certain information and disclosures to the purchaser, and

•	Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder’s ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

Transfer agent

The transfer agent for the common stock is Interwest Transfer Company, Salt Lake City, Utah.

INDEMNIFICATION

Under the bylaws of Synthetic Blood, the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by New Jersey law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the issuance of the shares that may be reoffered by the selling security holders and certain other matters will be passed upon for Synthetic Blood by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The financial statements of Synthetic Blood as of April 30, 2005 and 2004 and for the years ended April 30, 2005 and 2004 incorporated by reference in this prospectus and registration statement have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in its report appearing elsewhere, and are included in reliance upon such report given upon the authority of Haskell & White LLP as experts in accounting and auditing.

The financial statements of Synthetic Blood for the year ended April 30, 2003 incorporated by reference in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its report appearing elsewhere, and are included in reliance upon such report given upon the authority of Grant Thornton LLP as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither Synthetic Blood nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

SYNTHETIC BLOOD INTERNATIONAL, INC.

21,909,865 Shares

Common Stock

PROSPECTUS

                        , 2005

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with this registration statement. We will pay all expenses of the offering. All of such expenses are estimates, other than the filing fee payable to the Securities and Exchange Commission.

Securities and Exchange Commission Filing Fee	$600
Printing Fees and Expenses	1,000
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	10,000
Blue Sky Fees and Expenses	5,000
Miscellaneous	1,400
TOTAL	$28,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of Synthetic Blood provide that it shall indemnify its directors and officers against any liability resulting from any of their actions alleged to have occurred or omitted in their capacities as directors and officers except for liability arising out of their negligence or willful misconduct. The bylaws go on to provide that this indemnification is in addition to any other rights of indemnification that the directors or officers may be entitled by law or otherwise.

With respect to the issue of negligence, Section 14A:6-14 of the New Jersey Business Corporation Act provides that, in discharging their duties, directors and members of any committee designated by the board shall not be liable if, acting in good faith, they rely: (a) upon the opinion of counsel for the corporation; (b) upon written reports setting forth financial data concerning the corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants; (c) upon financial statements, books of account or reports of the corporation represented to them to be correct by the president, the officer of the corporation having charge of its books of account, or the person presiding at a meeting of the board; or (d) upon written reports of committees of the board.

Section 14A:3-5 of the New Jersey Business Corporation Act provides that any corporation shall have the power to indemnify a corporate agent (any person who is or was a director, officer, employee, or agent) against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the foregoing standards of conduct. This Section further provides that any corporation shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Any indemnification under Section 14A:3-5, unless otherwise ordered by a court, may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct. Such determination shall be made by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

With respect to expenses, Section 14A:3-5 provides the corporation shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding, and may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

ITEM 16. EXHIBITS.

The following documents are included as exhibits to this registration statement.

Exhibit No.	Exhibits Required by Item 601 of Regulation S-K
5.1	Opinion on Legality (10)

10.1	Agreement with Leland C. Clark, Jr., Ph.D. dated November 20, 1992 with amendments, Assignment of Intellectual Property/ Employment (1)

10.2	Agreement between the Registrant and Keith R. Watson, Ph.D. Assignment of Invention (1)

10.3	Children’s Hospital Research Foundation License Agreement dated February 28, 2001 (1)

10.4	1999 Employee Stock Plan (1)

10.5	Form of Option issued to Executive Officers and Directors (1)

10.6	Form of Option issued to Employees (1)

10.7	Stock Option Agreement issued to Andreas Camenzind, December 3, 2001 (1)

10.8	Form of Option (Warrant) Issued to Foreign Consultants – June 2003 (1)(2)

10.9	Form of Warrant issued to Service Providers (1)(3)

10.10	Form of Offshore Restricted Securities Subscription Agreement – Fiscal Year 2004 (1)

10.11	Employment Agreement with Robert W. Nicora (1)

10.12	Employment Agreement with Richard Kiral (1)

10.13	Form of Offshore Securities Purchase Agreement – May 2004 (4)

10.14	Form of Series A Warrant issued in May 2004 (4)

10.15	Registration Rights Agreement dated May 13, 2004 (4)

10.16	Form of Warrant Issued to Overseas Investors – February 2005 (5)

10.17	Securities Purchase Agreement dated July 8, 2005, including all exhibits except for Exhibit D – Form of Legal Opinion, and excluding the Disclosure Schedules of Synthetic Blood (6)

13.1	Annual Report on Form 10-K for the year ended April 30, 2005 (7)

13.2	Current Report on Form 8-K filed with the SEC on July 11, 2005 (8)

13.3	Current Report on Form 8-K filed with the SEC on July 14, 2005 (9)

23.1	Consent of Parsons Behle & Latimer (10)

23.2	Consent of Haskell & White LLP, independent registered public accounting firm

23.3	Consent of Grant Thornton LLP, independent registered public accounting firm

(1)	These documents were filed as exhibits to the annual report on Form 10-K filed by Synthetic Blood with the Securities and Exchange Commission on August 13, 2004, and are incorporated herein by this reference.
(2)	In September 2004, Synthetic Blood issued this instrument for the purchase of common stock at an exercise price of $0.20 per share that expires September 4, 2005 to the following persons in the amounts shown:

Markus Beck	500,000 shares
Victor Dario	1,000,000 shares
Dusol Real Estate	1,000,000 shares
Aurelio Landolt	500,000 shares
Werner Rhaese	1,000,000 shares

(3)	This is the form of warrant to purchase common stock issued to certain service providers as follows:

Name	No. of shares	Exercise Price	Expiration
James Reavis	80,000	$0.15	10/13/09
	2,500	$0.01	12/01/08

Robert J. Skalnik	17,476	$0.01	12/29/05
	5,769	$0.01	01/12/06
	6,250	$0.01	06/06/06
	7,143	$0.01	09/06/06
	2,500	$0.01	12/02/08

Jonathan Spees	20,000	$0.20	09/17/05

(4)	These documents were filed as exhibits to the current report on Form 8-K filed by Synthetic Blood with the Securities and Exchange Commission on May 26, 2004, and are incorporated herein by this reference.
(5)	In February 2005, Synthetic Blood issued this instrument for the purchase of common stock at an exercise price of $0.40 per share that expires December 3, 2006 to the following persons in the amounts shown:

Markus Beck	1,000,000 shares
Andreas Camenzind	500,000 shares
Victor Dario	500,000 shares
Dusol Real Estate	2,000,000 shares
Aurelio Landolt	1,000,000 shares
Meier Simon	500,000 shares

This document was filed as an exhibit to the current report on Form 8-K filed by Synthetic Blood with the Securities and Exchange Commission on February 24, 2005, and is incorporated herein by this reference.

(6)	These documents were filed as exhibits to the current report on Form 8-K filed by Synthetic Blood with the Securities and Exchange Commission on July 14, 2005, and are incorporated herein by this reference.
(7)	This report was filed with the Securities and Exchange Commission on August 15, 2005, and is incorporated herein by this reference.
(8)	This report was filed with the Securities and Exchange Commission on July 11, 2005, and is incorporated herein by this reference.
(9)	This report was filed with the Securities and Exchange Commission on July 14, 2005, and is incorporated herein by this reference.
(10)	The consent of Parsons Behle & Latimer is included in Exhibit 5.1.

ITEM 17. UNDERTAKINGS

A.	The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement, and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information with respect to the plan of distribution.

2. That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Costa Mesa, state of California, on August 10, 2005.

SYNTHETIC BLOOD INTERNATIONAL, INC.
By	/s/ Robert W. Nicora
Robert W. Nicora, Chief Executive Officer
(Principal Executive Officer)

By	/s/ David H. Johnson
David H. Johnson, Chief Financial Officer
(Principal Financial Officer and Principal
Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Roger A. Ekbom,	Director	Date: August 10, 2005
Roger A. Ekbom	Director

/s/ Robert W. Nicora,	Director	Date: August 10, 2005
Robert W. Nicora	Director

/s/ Howard Jones,	Director	Date: August 10, 2005
Howard Jones,	Director

/s/ Jonathan Spees,	Director	Date: August 10, 2005
Jonathan Spees,	Director